UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1. Name and Address of Reporting Person
   SHIMASAKI, CRAIG DAVID
   14200 S. MACARTHUR
   EDMOND, OK USA 73003
2. Issuer Name and Ticker or Trading Symbol
   ZYMETX, INC. ZMTX
3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year
   01/31/01
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   VICE PRESIDENT OF RESEARCH
7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK, par value    | [1]  |    | |                  |   |           |5737               |D     |                           |
$.001                      |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Incentive Stock       |2.00    |1/19/|A   | |5000       |   |1/19/|1/19/|COMMON      |5000   | [3]   |5000        |D  |            |
Options 1-01          |        |01   |    | |           |   |02 [2|11   |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |]    |     |value $.001 |       |       |            |   |            |
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Incentive Stock       |2.00    |1/19/|J [4| |           |   |8/18/|8/18/|COMMON      |13553  | [6]   |13553       |D  |            |
Options 8-98          |        |01   |]   | |           |   |99 [5|08   |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |]    |     |value $.001 |       |       |            |   |            |
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Incentive Stock       |1.00    | [7] |    | |           |   |1/3/9|1/3/0|COMMON      |5042   | [9]   |5042        |D  |            |
Options 1-01          |        |     |    | |           |   |7 [8]|6    |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $.001 |       |       |            |   |            |
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Incentive Stock       |2.25    | [10]|    | |           |   |10/1/|10/1/|COMMON      |46447  | [12]  |46447       |D  |            |
Options 10-99         |        |     |    | |           |   |00 [1|09   |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |1]   |     |value $.001 |       |       |            |   |            |
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Incentive Stock Option|2.25    | [13]|    | |           |   |10/1/|10/1/|COMMON      |4200   | [15]  |4200        |D  |            |
10-99a                |        |     |    | |           |   |00 [1|09   |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |4]   |     |value $.001 |       |       |            |   |            |
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
Explanation of Responses:
1, 7, 10, 13. No transactions for the period of this report.
2. Vests at a rate of 50% on January 19, 2001,  and 50% on January 19, 2002.
3, 6, 9, 12, 15. Issued under the ZymeTx, Inc. Stock Option Plan in consideration of Mr. Shimasaki's service as a key employee of the Issuer.
4. Exercise Price of Derivative Security repriced from $4.94 per share to $2.00 per share.
5. Vests at a rate of 25% per year on August 18, 1999, August 18, 2000, August 18, 2001, and August 18, 2002.
8. Vests at a rate of 25 % on each of January 3, 1997, January 3, 1998, January 3, 1999, and January 3, 2000.
11, 14. Vests at a rate of 50% on October 1, 2000,  and 50% on October 1, 2001.

/s/ Craig D. Shimasaki, Ph.D.
SIGNATURE OF REPORTING PERSON
/Signature/

DATE
2/12/01